Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 25, 2023

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

GE HealthCare Technologies Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, GE HealthCare Technologies Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange up to $1,000,000,000 aggregate principal amount of the Company’s 5.550% Senior Notes due 2024, $1,500,000,000 aggregate principal amount of the Company’s 5.600% Senior Notes due 2025, $1,750,000,000 aggregate principal amount of the Company’s 5.650% Senior Notes due 2027, $1,250,000,000 aggregate principal amount of the Company’s 5.857% Senior Notes due 2030, $1,750,000,000 aggregate principal amount of the Company’s 5.905% Senior Notes due 2032 and $1,000,000,000 aggregate principal amount of the Company’s 6.377% Senior Notes due 2052 for a like principal amount of substantially similar notes that were issued in a transaction exempt from registration under the Securities Act.

The Company has informed us that the filing fee in the amount of $909,150.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact John C. Kennedy at (212) 373-3025 or jkennedy@paulweiss.com or me at (212) 373 3445 or ckaoutzanis@paulweiss.com.

Very truly yours,

/s/ Christodoulos Kaoutzanis
Christodoulos Kaoutzanis

cc:	Frank R. Jimenez

frank.jimenez@gehealthcare.com

GE HealthCare Technologies Inc.

John C. Kennedy, Esq.

jkennedy@paulweiss.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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